UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549



                          SCHEDULE 14D-9
              Solicitation/Recommendation Statement
                   Pursuant to Section 14(d)(4)
              of the Securities Exchange Act of 1934

                        (AMENDMENT NO. 2)



                          DELCHAMPS, INC.
                    (Name of Subject Company)


                          DELCHAMPS, INC.
              (Name of Person(s) Filing Statement)


                   Common Stock, $.01 par value
          and associated Preferred Share Purchase Rights
                  (Title of Class of Securities)


                           246615 10 8
               (CUSIP Number of Class of Securities)


                       Timothy E. Kullman
           Senior Vice President and Chief Financial Officer
                         DELCHAMPS, INC.
                       305 Delchamps Drive
                      Mobile, Alabama 36602
                         (334) 433-0431

 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)



                         WITH A COPY TO:
                       L. R. McMillan, II
                    JONES, WALKER, WAECHTER,
              POITEVENT, CARRERE & DENEGRE,  L.L.P.
                      201 St. Charles Avenue
                New Orleans, Louisiana 70170-5100
                         (504) 582-8000



     This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 14, 1997 by Delchamps, Inc., an Alabama corporation (the "Company"), as amended by Amendment No. 1 filed on August 1, 1997 by the Company (as amended, the "Schedule 14D-9"), relating to a tender offer commenced on June 14, 1997 by Delta Acquisition Corporation ("Offeror"), a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc. ("Parent").

     All capitalized terms used but not otherwise defined herein have the meanings attributed to them in the Schedule 14D-9.

     The items in the Schedule 14D-9 set forth below are hereby amended and supplemented by adding the following:

ITEM 2.   Tender Offer of the Bidder.

     Parent announced on August 22, 1997 that Offeror had extended the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, September 12, 1997.

     Reference is made to the press release issued by the Company on August 22, 1997, a copy of which is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 8.   Additional Information to be Furnished.

Other Information

     On August 25, 1997, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission setting forth the Company's audited consolidated financial statements as of and for the fiscal year ended June 28, 1997 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations.


ITEM 9.   Material to be Filed as Exhibits.

Exhibit No.

(a)(9)    Press release issued by the Company dated August 22, 1997.

(a)(10) Audited consolidated financial statements of the Company as of and for the fiscal year ended June 28, 1997 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to the Company's Current Report on Form 8-K dated August 25, 1997).


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997                    DELCHAMPS, INC.


                                         By:  /s/ Timothy E. Kullman
                                              ----------------------
                                              Timothy E. Kullman
                                              Senior Vice President and
                                              Chief Financial Officer




                          Exhibit Index

Exhibit No.         Description

(a)(9)              Press release issued by the Company dated August 22, 1997.
(a)(10) Audited consolidated financial statements of the Company as of and for the fiscal year ended June 28, 1997 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to the Company's Current Report on Form 8-K dated August 25, 1997).